                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 17, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


Number of reports in announcement:
4

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Graham Bates

Tel. No:
01635 565494

Announcement Given To Third Parties:


Amendment:
No

Headline:
Directors Shareholding(s)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1    Name of company:
     MERANT plc

2    Name of director:
     Gary G Greenfield

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
     Same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
     Same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
     No

6    Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary:
     Exercise of options and sale of shares

7    Number of shares/amount of stock acquired:


8    Percentage of issued class:


9    Number of shares/amount of stock disposed:
     250,000

10   Percentage of issued class:
     0.17%

11   Class of security:
     N/A

12   Price per share:
     4.20

13   Date of transaction:
     December 16 1999

14   Date company informed:
     December 16 1999

15   Total holding following this notification:
     25,155

16   Total percentage holding of issued class following this notification:
     0.02%

If a director has been granted options by the company, please complete the following fields:

17   Date of grant:


18   Period during which or date on which exercisable:


19   Total amount paid (if any) for grant of the option:


20   Description of shares or debentures involved: class, number:

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21   Exercise  price (if fixed at time of grant) or indication  that price is to be fixed at time of exercise:


22 Total number of shares or debentures over which options held following this notification:
     5,819,550

23   Contact name for queries:
     Graham Bates

24   Contact telephone number:
     01635 565494

25   Name of company official responsible for making notification:

--------------------------------------------------------------------------------

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1    Name of company:
     MERANT plc

2    Name of director:
     Michel Berty

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
     same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
     same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
     no

6    Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary:
     Exercise of options and sale of shares

7    Number of shares/amount of stock acquired:


8    Percentage of issued class:


9    Number of shares/amount of stock disposed:
     70,415

10   Percentage of issued class:
     0.05%

11   Class of security:
     2p ordinary

12   Price per share:
     4.20

13   Date of transaction:
     December 16 1999

14   Date company informed:
     December 16 1999

15   Total holding following this notification:
     nil

16   Total percentage holding of issued class following this notification:
     nil

If a director has been granted options by the company, please complete the following fields:

17   Date of grant:


18   Period during which or date on which exercisable:


19   Total amount paid (if any) for grant of the option:


20   Description of shares or debentures involved: class, number:


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:


22 Total number of shares or debentures over which options held following this notification:
     nil

23   Contact name for queries:
     Graham Bates

24   Contact telephone number:
     01635 565494

25   Name of company official responsible for making notification:


--------------------------------------------------------------------------------

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1    Name of company:
     MERANT plc

2    Name of director:
     Kevin Burns

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
     same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
     same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
     no

6    Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary:
     Exercise of options and sale of shares

7    Number of shares/amount of stock acquired:


8    Percentage of issued class:

9    Number of shares/amount of stock disposed:
     546,555

10   Percentage of issued class:
     0.37%

11   Class of security:
     2p ordinary

12   Price per share:
     4.20

13   Date of transaction:
     December 16 1999

14   Date company informed:
     December 16 1999

15   Total holding following this notification:
     10,000

16   Total percentage holding of issued class following this notification:
     0.01%

If a director has been granted options by the company, please complete the following fields:

17   Date of grant:


18   Period during which or date on which exercisable:


19   Total amount paid (if any) for grant of the option:


20   Description of shares or debentures involved: class, number:


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:


22 Total number of shares or debentures over which options held following this notification:
     10,000

23   Contact name for queries:
     Graham Bates

24   Contact telephone number:
     01635 565494

25   Name of company official responsible for making notification:


--------------------------------------------------------------------------------

                       LONDON STOCK EXCHANGE ANNOUNCEMENT

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1    Name of company:
     MERANT plc

2    Name of director:
     Michael Gullard

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3    Please  state  whether  notification  indicates  that it is in  respect  of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
     same as 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
     same as 2 above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
     no

6    Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary:
     Exercise of options and sale of shares

7    Number of shares/amount of stock acquired:


8    Percentage of issued class:


9    Number of shares/amount of stock disposed:
     200,000

10   Percentage of issued class:
     0.14%

11   Class of security:
     2p ordinary

12   Price per share:
     4.20

13   Date of transaction:
     December 16 1999

14   Date company informed:
     December 16 1999

15   Total holding following this notification:
     77,500

16   Total percentage holding of issued class following this notification:
     0.05%

If a director has been granted options by the company, please complete the following fields:

17   Date of grant:


18   Period during which or date on which exercisable:


19   Total amount paid (if any) for grant of the option:


20   Description of shares or debentures involved: class, number:


21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:


22 Total number of shares or debentures over which options held following this notification:
     120,000

23   Contact name for queries:
     Graham Bates

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24   Contact telephone number:
     01635 565494

25   Name of company official responsible for making notification:


Additional Information:

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  December 17, 1999          By: /s/ Kenneth A. Sexton
                                      --------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer